Ballard Power Systems Inc.

News Release

Ballard Announces Third Quarter 2010 Results Conference Call

For Immediate Release – October 13, 2010

VANCOUVER, CANADA — Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) will hold a conference call on Thursday, October 28, 2010 at 8:00 a.m. PST (11:00 a.m. EST). John Sheridan, President & CEO and Tony Guglielmin, CFO will review Ballard’s third quarter 2010 results.

The live call can be accessed by calling +1-604-638-5340. Alternatively, a live audio webcast can be accessed through a link on Ballard’s homepage (www.ballard.com). Following the call, the audio webcast will be archived in the Investor Events & Conference Calls section of Ballard’s website.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. To learn more about Ballard, please visit www.ballard.com.

Further Information Investor Relations: Lori Rozali Work: +1.604.412.3195 investors@ballard.com	Public Relations:Guy McAree Work: +1.604.412.7919 Mobile: +1.604.723.1961 media@ballard.com